CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               February 22, 2019

VIA EDGAR CORRESPONDENCE
------------------------

Keith Gregory
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


       Re:          First Trust Series Fund (the "Trust")
                      File Nos. 811-22452 and 333-168727
            -----------------------------------------------------

Dear Mr. Gregory:

      This letter responds to your additional comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Series Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 31, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust AQA(R) Equity Fund, a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that the Staff's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - AUTOMATIC CONVERSION OF CLASS C SHARES TO CLASS A SHARES AFTER 10-YEAR HOLDING PERIOD

      The Commission believes that the Fund's response to original comment #6 was insufficient regarding what happens to a Class C shareholder whose financial intermediary or plan sponsor is unable to track how long such shareholder has held Class C shares. Please revise the disclosure to explain specifically the result of these circumstances.

RESPONSE TO COMMENT 1

      The following disclosure will be added to the prospectus:

             In circumstances where a financial intermediary is unable to track or substantiate the holding period of a Class C shareholder, such shareholder will remain holding Class C shares and will be ineligible to have their shares converted to Class A pursuant to this automatic conversion program.


COMMENT 2 - AUTOMATIC CONVERSION OF CLASS C SHARES TO CLASS A SHARES AFTER 10-YEAR HOLDING PERIOD

      The Commission reiterates original comment #7 as follows:

         The disclosure states the following:

             A financial intermediary may sponsor and/or control accounts, programs or platforms that allow for the exchange of Class C shares for Class A shares of the Fund under a different schedule or with different eligibility conditions. In these cases, Class C shareholders may exchange for Class A shares under the policies of the financial intermediary. Financial intermediaries will be responsible for making such exchanges in those circumstances.

      Please note that any intermediary-specific variations must be disclosed in the prospectus.

RESPONSE TO COMMENT 2

      The disclosure noted above by the Commission will be replaced in its entirety with the following:

             Customers of Raymond James (as defined below) may be eligible for an exchange of Class C shares for Class A shares, less the applicable sales charge, after holding their Class C shares for eight (8) years.

                                      ***

       Please call me at (312) 845-3721 or Morrison Warren at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                        Sincerely yours,


                                        CHAPMAN AND CUTLER LLP


                                        By: /s/ Daniel J. Fallon
                                            ----------------------------------
                                                Daniel J. Fallon